# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SYNTEC OPTICS HOLDINGS, INC., CIK 0001866816
CUSIP: 87169M105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 515 Lee Road, Rochester, New York (NY), 14606
Date of event which requires filing of this statement: 09/18/2026
Amends the filing with accession number 0001493152-23-041166
Filed by CIK 0001890832
Persons authorized to receive notices and communications: Al Kapoor, 515 Lee Road, Rochester, New York (NY), 14606, (585) 768-2513

## Reporting persons
- Al Kapoor (CIK 0001890832): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 29,631,090; shared voting power 0; sole dispositive power 29,631,090; shared dispositive power 0; aggregate amount beneficially owned 29,631,090 (73.56% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: SYNTEC OPTICS HOLDINGS, INC.
Address of issuer's principal executive offices: 515 Lee Road, Rochester, New York (NY), 14606
Comment: This Amendment No. 1 to Schedule 13D is being filed to reflect the Gift and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission on November 14, 2023. Except as set forth below, all items of the Original Schedule 13D remain unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and restated as follows:

This transaction involved the Reporting Person's gift of shares of Syntec Optics Holdings, Inc. Class A Common Stock to irrevocable trusts for which he does not exercise or share voting or investment control. The Reporting Person disclaims beneficial ownership of the securities held by the trust, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner for the purposes of Section 16 or for any other purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is hereby amended and restated as follows: The Reporting Person owns 29,631,090 shares of Common Stock. The Reporting Person's holdings represent approximately 73.56% of the Issuer's issued and outstanding shares of Common Stock, based on 40,279,878 shares of Common Stock outstanding as reported in the Issuer's most recent Form 10-Q filed with the SEC on August 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5 of the Schedule 13D is hereby amended and restated as follows: The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 29,631,090 shares of Common Stock. The Reporting Person has shared voting power and shared dispositive power over zero (0) shares of Common Stock.
Transactions in the class effected during the past sixty days: Item 5 of the Schedule 13D is hereby amended and restated as follows: Except as otherwise set forth herein, no securities of the Issuer were acquired or disposed by the Reporting Person during the past 60 days. On September 18, 2026, the Reporting Person gifted 1,000,000 shares of Syntec Optics Holdings, Inc. Class A Common Stock to irrevocable trusts, as described in Item 4.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. The Reporting Person continues to beneficially own more than five percent of the class.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not amended.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No new exhibits are being filed with this Amendment No. 1.

## Signatures
- Al Kapoor: /s/ Al Kapoor, Al Kapoor (Chairman & CEO) (09/20/2026)